miax

October 18, 2023

Jeannette Jackson
Division of Trading and Markets
Office of Market Supervision
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

**RE: MIAX PEARL, LLC ("Pearl")**
**Amendment 2023-19 to Form 1 Application**

Dear Ms. Jackson:

Enclosed for official filing pursuant to Rule 6a-2(a) is Amendment 2023-19 to the Form 1 Application of Pearl, which includes the following changes:

Exhibit M – Updated member list for MIAX Pearl Equities

Please do not hesitate to contact me if you have any questions in connection with this matter.

Sincerely,

*Barbara J. Comly*

Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Enclosure
cc: Marlene Olsen

| Form 1<br>Page 1<br>Execution Page | **UNITED STATES SECURITIES AND EXCHANGE COMMISSION<br>WASHINGTON, D.C. 20549<br>APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT** | Date filed (MM/DD/YY):<br><br>10/18/23 | OFFICIAL USE ONLY |
|---|---|---|---|

Warning: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: MIAX PEARL, LLC

2. Provide the applicant's primary street address (Do not use a P.O. Box): 7 Roszel Road, Suite 1A, Princeton, NJ 08540

3. Provide the applicant's mailing address (if different):

23008214

4. Provide the applicant's business telephone and facsimile number:
Telephone: 609-897-7300; Facsimile: 609-987-2210

5. Provide the name, title and telephone number of a contact employee:
Barbara J. Comly, EVP, General Counsel & Corporate Secretary
609-897-7315

6. Provide the name and address of counsel for the applicant:
Barbara J. Comly, EVP, General Counsel & Corporate Secretary
MIAX PEARL, LLC
7 Roszel Road, Suite 1A
Princeton, NJ 08540

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☒ Limited Liability Company ☐ Other (specify):

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

(a) Date (MM/DD/YY): 02/11/16 (b) State/Country of formation: Delaware

(c) Statute under which applicant was organized: Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.)

**EXECUTION:** The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

MIAX PEARL, LLC

Date: October 18, 2023

By: Barbara J Comly
Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Subscribed and sworn before me this 18th day of October, 2023.

Jane Post
Jane Post
Notary Public of the State of New Jersey
My Commission Expires October 27, 2024

NOTARY PUBLIC

**This page must always be completed in full with original, manual signature and notarization.**
**Affix notary stamp or seal where applicable.**

# EXHIBIT M

**<u>Exhibit Request</u>:**

**Provide an alphabetical list of all members, subscribers or other users, including the following information:**

1. **Name;**

2. **Date of election to membership or acceptance as a member, subscriber or other user;**

3. **Principal business address and telephone number;**

4. **If member, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner, officer, director, employee, etc.);**

5. **Describe the type of activities primarily engaged in by the member, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of participants, subscribers, or other users in each; and**

6. **The class of membership, participation or subscription or other access.**

**<u>Response</u>:**

1. **MIAX Pearl Options.** No change to the list of the members of the MIAX Pearl Options exchange dated as of August 21, 2023, previously filed

2. **MIAX Pearl Equities.** Attached is a list of the members of the MIAX Pearl Equities exchange dated as of October 17, 2023, including the information set forth in items 1-6 above.

**ABN AMRO CLEARING USA LLC**

175 West Jackson Blvd., Ste. 2050
Chicago IL 60604
Tele #: (312) 604-8000

Approval Date: 9/25/2020
**Membership Activities:**
Clearance
International Tele #

SEC #: 8-34354
CRD #: 14020

**ARCHIPELAGO SECURITIES LLC**

353 North Clark Street, Ste. 3200
Chicago IL 60654
Tele #: (312) 836-6700

Approval Date: 9/25/2020
**Membership Activities:**
Clearance & Routing Broker
International Tele #

SEC #: 8-52140
CRD #: 102500

**ATM EXECUTION LLC**

599 Lexington Avenue
New York NY 10022
Tele #: (646) 562-1010

Approval Date: 10/12/2020
**Membership Activities:**
Order Entry
International Tele #

SEC #: 8-65509
CRD #: 122529

**BARCLAYS CAPITAL INC.**

745 Seventh Avenue
New York NY 10019
Tele #: (212) 526-7000

Approval Date: 9/25/2020
**Membership Activities:**
Order Entry & Clearance
International Tele #

SEC #: 8-41342
CRD #: 19714

**BNP PARIBAS SECURITIES CORP.**

787 Seventh Avenue
New York NY 10019
Tele #: (212) 841-2000

Approval Date: 12/7/2020
**Membership Activities:**
Order Entry & Clearance
International Tele #

SEC #: 8-32682
CRD #: 15794

**BOFA SECURITIES, INC.**

One Bryant Park
New York NY 10036
Tele #: (646) 743-2734

Approval Date: 9/25/2020
**Membership Activities:**
Market Maker, Order Entry & Clearance
International Tele #

SEC #: 8-69787
CRD #: 283942

**CIBC WORLD MARKETS CORP.**

425 Lexington Avenue
New York NY 10016
Tele #: (212) 856-4000

Approval Date: 10/13/2023
**Membership Activities:**
Clearance
International Tele #

SEC #: 8-18333
CRD #: 630

**CITADEL SECURITIES LLC**

131 South Dearborn Street - 32nd Floor
Chicago IL 60603
Tele #: (312) 395-2100

Approval Date: 9/25/2020
**Membership Activities:**
Market Maker, Order Entry & Clearance
International Tele #

SEC #: 8-53574
CRD #: 116797

**CITIGROUP GLOBAL MARKETS INC.**

Tower Building
388 Greenwich Street
New York NY 10013
Tele #: (212) 816-6000

Approval Date: 9/25/2020
**Membership Activities:**
Order Entry & Clearance
International Tele #

SEC #: 8-8177
CRD #: 7059

**CLEAR STREET LLC**

| | | |
|---|---|---|
| | Approval Date: 12/10/2021 | SEC #: 8-69972 |
| 55 Broadway | **Membership Activities:** | CRD #: 288933 |
| New York NY 10006 | Clearance | |
| Tele #: (646) 738-4066 | International Tele # | |

**COWEN AND COMPANY, LLC**

| | | |
|---|---|---|
| | Approval Date: 10/12/2020 | SEC #: 8-22522 |
| 599 Lexington Avenue -20tih Fl. | **Membership Activities:** | CRD #: 7616 |
| New York NY 10022 | Order Entry & Clearance | |
| Tele #: (646) 562-1010 | International Tele # | |

**CREDIT SUISSE SECURITIES (USA) LLC**

| | | |
|---|---|---|
| | Approval Date: 9/25/2020 | SEC #: 8-00422 |
| 11 Madison Avenue - 24th Floor | **Membership Activities:** | CRD #: 816 |
| New York NY 10010 | Order Entry & Clearance | |
| Tele #: (212) 325-2000 | International Tele # | |

**DASH FINANCIAL TECHNOLOGIES LLC**

| | | |
|---|---|---|
| | Approval Date: 2/10/2023 | SEC #: 8-52503 |
| 200 S. Wacker Drive, Ste. 2450 | **Membership Activities:** | CRD #: 104031 |
| Chicago IL 60606 | Order Entry | |
| Tele #: (312) 986-2006 | International Tele # | |

**DRW SECURITIES, L.L.C.**

| | | |
|---|---|---|
| | Approval Date: 9/25/2020 | SEC #: 8-51241 |
| 540 West Madison, Ste. 2500 | **Membership Activities:** | CRD #: 45908 |
| Chicago IL 60661 | Order Entry | |
| Tele #: (312) 542-1000 | International Tele # | |

**ELECTRONIC TRANSACTION CLEARING, INC.**

| | | |
|---|---|---|
| | Approval Date: 9/25/2020 | SEC #: 8-67790 |
| 660 South Figueroa Street - Suite 1450 | **Membership Activities:** | CRD #: 146122 |
| Los Angeles CA 90017 | Clearance | |
| Tele #: (213) 402-1570 | International Tele # | |

**G1 EXECUTION SERVICES, LLC**

| | | |
|---|---|---|
| | Approval Date: 9/25/2020 | SEC #: 8-53174 |
| 175 W. Jackson Blvd. - Ste. 1700 | **Membership Activities:** | CRD #: 111528 |
| Chicago IL 60604 | Order Entry | |
| Tele #: (312) 362-0404 | International Tele # | |

**GLOBAL EXECUTION BROKERS, LP**

| | | |
|---|---|---|
| | Approval Date: 9/25/2020 | SEC #: 8-65878 |
| 401 City Avenue, Ste. 200 | **Membership Activities:** | CRD #: 126407 |
| Bala Cynwyd PA 19004 | Order Entry | |
| Tele #: (610) 617-2600 | International Tele # | |

**GOLDMAN SACHS & CO. LLC**

| | | |
|---|---|---|
| | Approval Date: 9/30/2020 | SEC #: 8-129 |
| 200 West Street | **Membership Activities:** | CRD #: 361 |
| New York NY 10282 | Order Entry & Clearance | |
| Tele #: (212) 902-1000 | International Tele # | |

**GTS SECURITIES LLC**

545 Madison Avenue, 15th Fl.
New York NY 10022
Tele #: (212) 715-2830

Approval Date: 3/1/2022
**Membership Activities:**
Order Entry
International Tele #

SEC #: 8-68126
CRD #: 149224

**HRT FINANCIAL LP**

175 Greenwich Street - 76th Floor
3 World Trade Center
New York NY 10007
Tele #: (212) 293-1444

Approval Date: 9/25/2020
**Membership Activities:**
Market Maker, Order Entry & Clearance
International Tele #

SEC #: 8-68430
CRD #: 152144

**IEX SERVICES LLC**

3 World Trade Center
175 Greenwich Street - 58th Floor
New York NY 10007
Tele #:

Approval Date: 9/25/2020
**Membership Activities:**
Order Entry
International Tele #

SEC #: 8-69280
CRD #: 167872

**IMC-CHICAGO, LLC D/B/A IMC FINANCIAL MARKETS**

233 South Wacker Drive, Ste. 4300
Chicago IL 60606
Tele #: (312) 244-3300

Approval Date: 9/25/2020
**Membership Activities:**
Order Entry
International Tele #

SEC #: 8-52600
CRD #: 104143

**INSTINET, LLC**

Worldwide Plaza
309 West 49th Street
New York NY 10019
Tele #: (212) 310-9500

Approval Date: 9/25/2020
**Membership Activities:**
Order Entry & Clearance
International Tele #

SEC #: 8-23669
CRD #: 7897

**INTERACTIVE BROKERS LLC**

One Pickwick Plaza - 2nd Floor
Greenwich CT 06830
Tele #: (203) 618-5710

Approval Date: 9/25/2020
**Membership Activities:**
Order Entry & Clearance
International Tele #

SEC #: 8-47257
CRD #: 36418

**J.P. MORGAN SECURITIES LLC**

383 Madison Avenue
New York NY 10179
Tele #: (212) 272-2000

Approval Date: 9/25/2020
**Membership Activities:**
Market Maker, Order Entry & Clearance
International Tele #

SEC #: 8-35008
CRD #: 79

**JANE STREET CAPITAL, LLC**

250 Vesey Street - 5th Floor
New York NY 10281
Tele #: (646) 759-6000

Approval Date: 9/25/2020
**Membership Activities:**
Market Maker & Order Entry
International Tele #

SEC #: 8-52275
CRD #: 103782

**JANE STREET EXECUTION SERVICES, LLC**

250 Vesey Street - 5th Floor
New York NY 10281
Tele #: (646) 759-6000

Approval Date: 12/30/2021
**Membership Activities:**
Order Entry & Clearance
International Tele #

SEC #: 8-69254
CRD #: 167280

**JANE STREET OPTIONS, LLC**

250 Vesey Street - 5th Floor
New York NY 10281
Tele #: (646) 759-6000

Approval Date: 11/1/2022
**Membership Activities:**
Order Entry
International Tele #

SEC #: 8-66813
CRD #: 134159

**JEFFERIES LLC**

520 Madison Avenue - 11th Floor
New York NY 10022
Tele #: (212) 284-2300

Approval Date: 9/30/2020
**Membership Activities:**
Order Entry & Clearance
International Tele #

SEC #: 8-15074
CRD #: 2347

**JUMP EXECUTION, LLC**

600 West Chicago Avenue - Ste. 600
Chicago IL 60654
Tele #: (312) 205-8900

Approval Date: 6/5/2023
**Membership Activities:**
Order Entry
International Tele #

SEC #: 8-70668
CRD #: 313060

**JUMP TRADING, LLC**

600 West Chicago Avenue, Ste. 600
Chicago IL 60654
Tele #: (312) 205-8900

Approval Date: 9/25/2020
**Membership Activities:**
Order Entry & Clearance
International Tele #

SEC #: 8-52989
CRD #: 106124

**LATOUR TRADING LLC**

148 Lafayette Street - 10th Fl.
New York NY 10013
Tele #: (917) 388-8000

Approval Date: 9/25/2020
**Membership Activities:**
Order Entry
International Tele #

SEC #: 8-68304
CRD #: 150887

**LIME TRADING CORP.**

1 Penn Plaza - 16th Floor
New York NY 10119
Tele #: (646) 346-1000

Approval Date: 2/1/2022
**Membership Activities:**
Order Entry
International Tele #

SEC #: 8-27061
CRD #: 11826

**MORGAN STANLEY & CO. LLC**

1585 Broadway
New York NY 10036
Tele #: (212) 761-4000

Approval Date: 9/25/2020
**Membership Activities:**
Order Entry & Clearance
International Tele #

SEC #: 8-15869
CRD #: 8209

**NASDAQ EXECUTION SERVICES, LLC**

FMC Tower, Level 8
2929 Walnut Street
Philadelphia PA 19104
Tele #: (215) 496-5000

Approval Date: 9/25/2020
**Membership Activities:**
Exchange Broker Dealer
International Tele #

SEC #: 8-37329
CRD #: 7270

**OLD MISSION CAPITAL, LLC**

1 N. Dearborn Street - 8th Floor
Chicago IL 60602
Tele #: (312) 260-3052

Approval Date: 10/1/2021
**Membership Activities:**
Order Entry
International Tele #

SEC #: 8-67867
CRD #: 146991

**PERSHING LLC**

Approval Date: 9/25/2020 | SEC #: 8-17574 | CRD #: 7560

One Pershing Plaza - 10th Fl.
Jersey City NJ 07399
Tele #: (201) 413-2000

**Membership Activities:**
Order Entry & Clearance
International Tele #

**PUNDION LLC**

Approval Date: 5/24/2021 | SEC #: 8-68784 | CRD #: 156169

230 Park Avenue, 3rd Floor
New York NY 10169
Tele #: (718) 618-4929

**Membership Activities:**
Market Maker & Order Entry
International Tele #

**QUANTLAB BROKERAGE, LLC**

Approval Date: 11/12/2021 | SEC #: 8-70274 | CRD #: 299468

3 Greenway Plaza - Suite 200
Houston TX 77046
Tele #: (713) 400-5440

**Membership Activities:**
Order Entry
International Tele #

**RBC CAPITAL MARKETS LLC**

Approval Date: 9/28/2020 | SEC #: 8-45411 | CRD #: 31194

9th Floor
200 Vesey Street
New York NY 10281
Tele #: (212) 858-6008

**Membership Activities:**
Market Maker, Order Entry & Clearance
International Tele #

**RQD* CLEARING, LLC**

Approval Date: 9/1/2023 | SEC #: 8-66826 | CRD #: 134284

425 South Financial Place - Suite 910B
Chicago IL 60605
Tele #: (312) 692-5000

**Membership Activities:**
Clearance
International Tele #

**SAGETRADER, LLC**

Approval Date: 9/1/2023 | SEC #: 8-67169 | CRD #: 137862

282 Grand Avenue
NJ 07631
Tele #: (855) 809-5941

**Membership Activities:**
Order Entry
International Tele #

**SANFORD C. BERNSTEIN & CO., LLC**

Approval Date: 10/12/2020 | SEC #: 8-52942 | CRD #: 104474

1345 Avenue of the Americas
New York NY 10105
Tele #: (212) 969-1000

**Membership Activities:**
Order Entry
International Tele #

**SIMPLEX TRADING, LLC**

Approval Date: 9/25/2020 | SEC #: 8-68556 | CRD #: 153585

230 So. LaSalle St., Ste. 4-100
Chicago IL 60604
Tele #: (312) 360-2440

**Membership Activities:**
Market Maker
International Tele #

**SUSQUEHANNA SECURITIES, LLC**

Approval Date: 9/25/2020 | SEC #: 8-47034 | CRD #: 35874

401 City Avenue, Ste. 220
Bala Cynwyd PA 19004
Tele #: (610) 617-2600

**Membership Activities:**
Order Entry
International Tele #

**TRADEBOT SYSTEMS, INC.**

1251 NW Briarcliff Parkway - Ste. 700
Kansas City MO 64116
Tele #: (816) 285-6400

Approval Date: 8/1/2022
**Membership Activities:**
Order Entry & Clearance
International Tele #

SEC #: 8-53557
CRD #: 116571

**TRADEPRO SECURITIES INC.**

340 Congress Parkway
Lawrenceville GA 30044
Tele #: (305) 446-4800

Approval Date: 9/1/2023
**Membership Activities:**
Order Entry
International Tele #

SEC #: 8-52282
CRD #: 103781

**TRC MARKETS LLC**

710 Johnnie Dodds Blvd. - Ste. 300
Mt. Pleasant SC 29464
Tele #: (917) 388-8644

Approval Date: 9/25/2020
**Membership Activities:**
Order Entry
International Tele #

SEC #: 8-69454
CRD #: 171272

**TWO SIGMA SECURITIES, LLC**

100 Avenue of the Americas - 2nd Fl.
New York NY 10013
Tele #: (212) 625-5700

Approval Date: 9/1/2023
**Membership Activities:**
Order Entry
International Tele #

SEC #: 8-68090
CRD #: 148960

**UBS SECURITIES LLC**

1285 Avenue of the Americas
New York NY 10019
Tele #: (203) 719-3000

Approval Date: 9/25/2020
**Membership Activities:**
Order Entry & Clearance
International Tele #

SEC #: 8-22651
CRD #: 7654

**VELOCITY CLEARING, LLC**

1301 Route 36 - Suite 109
Hazlet NJ 07730
Tele #: (201) 706-7157

Approval Date: 8/21/2023
**Membership Activities:**
Order Entry & Clearance
International Tele #

SEC #: 8-65894
CRD #: 126588

**VIRTU AMERICAS LLC**

One Liberty Plaza
165 Broadway
New York NY 10006
Tele #: (800) 544-7508

Approval Date: 9/25/2020
**Membership Activities:**
Market Maker & Order Entry
International Tele #

SEC #: 8-68193
CRD #: 149823

**WEDBUSH SECURITIES INC.**

1000 Wilshire Boulevard, Suite 900
ATTN: COMPLIANCE
Los Angeles CA 90017
Tele #: (213) 688-8090

Approval Date: 1/5/2022
**Membership Activities:**
Clearance
International Tele #

SEC #: 8-12987
CRD #: 877

**WELLS FARGO SECURITIES, LLC**

550 South Tryon Street - 6th Floor
D1086-060
Charlotte NC 28202
Tele #: (704) 410-1913

Approval Date: 1/12/2021
**Membership Activities:**
Order Entry & Clearance
International Tele #

SEC #: 8-65876
CRD #: 126292

**WOLVERINE EXECUTION SERVICES, LLC**

| | | |
|---|---|---|
| | Approval Date: 9/25/2020 | SEC #: 8-65336 |
| 175 W. Jackson Blvd., Ste. 200 | **Membership Activities:** | CRD #: 120719 |
| Chicago IL 60604 | Order Entry | |
| Tele #: (312) 884-4000 | International Tele # | |

**XR SECURITIES LLC**

| | | |
|---|---|---|
| | Approval Date: 10/16/2023 | SEC #: 8-67724 |
| 550 West Jackson Blvd.- Ste. 1000 | **Membership Activities:** | CRD #: 145357 |
| Chicago IL 60661 | Equities Order Entry | |
| Tele #: (312) 244-4500 | International Tele # | |

**Total BD Firms 56**